SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69373H

(CUSIP Number)

Patricia M. Navis Apollo Management IV, L.P. 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067 (310) 201-4100	Dominick P. DeChiara, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO MANAGEMENT IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO ADVISORS IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO INVESTMENT FUND IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COYOTE ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COYOTE ACQUISITION II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP Number 69373H

The Statement on Schedule 13D filed by Apollo Management IV, L.P. a Delaware limited partnership (“Management”), Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), Coyote Acquisition LLC, a Delaware limited liability company (“Coyote I”), and Coyote Acquisition II LLC, a Delaware limited liability company (“Coyote II” and, collectively with Management, Advisors, AIF, Coyote I and Coyote II, the “Reporting Persons”) on February 13, 2003, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on July 2, 2003, by Schedule 13D (Amendment No. 2) filed with Commission on July 25, 2003, by Schedule 13D (Amendment No. 3) filed with Commission on August 6, 2003, by Schedule 13D (Amendment No. 4) filed with the Commission on January 8, 2004 and by Schedule 13D (Amendment No. 5) filed with the Commission on April 13, 2004 by the Reporting Persons is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 6) have the meanings set forth in the Reporting Persons’ Schedule 13D filed February 13, 2003, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

The information appearing in this Item, as previously amended, is hereby further amended by the addition of the following information:

On November 12, 2004, AIF, Coyote I and Coyote II sold 3,500,350, 963,178 and 239,365 shares of the Issuer’s stock, respectively, to the Underwriter (for aggregate sales by them of 4,702,893 shares of the Issuer’s stock) and received aggregate proceeds of $83,100,119.31. After giving effect to the sale of 4,702,893 shares on November 12, 2004, AIF, Coyote I and Coyote II do not own any shares of the Issuer’s common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information appearing in this Item is hereby amended and restated to read in its entirety as follows:

(a) After giving effect to the sale of 4,702,893 shares by AIF, Coyote I and Coyote II on November 12, 2004, Management, Advisors and the other Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(b) After giving effect to the sale of 4,702,893 shares by AIF, Coyote I and Coyote II on November 12, 2004, Management, Advisors and the other Reporting Persons do not have the power to vote or direct the disposition of any shares of the issuer’s common stock.

(c) Except as set forth in this Item 5, the Reporting Persons and, to their knowledge, the executive officers of the Reporting Persons, have not engaged in any transactions in the Issuer’s Common Stock during the 60 days preceding the filing of this Schedule 13D (Amendment No. 6).

(d) Not applicable.

CUSIP Number 69373H

(e) November 12, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information appearing in this Item is hereby amended and supplemented as follows:

On November 9, 2004, AIF, Coyote I, Coyote II entered into an underwriting agreement dated November 9, 2004 (the “November Underwriting Agreement”) with the Issuer and UBS Securities LLC (the “Underwriter”), a copy of which has been filed by the issuer and is incorporated by reference as Exhibit 8 hereto and is incorporated by reference into this Item 6. The Underwriting Agreement provides for the purchase and sale of a total of 4,702,893 shares of the issuer’s common stock to be sold by AIF, Coyote I and Coyote II at a purchase price of $17.67 per share, and contains representations, warranties and indemnities by the Issuer and by AIF, Coyote I and Coyote II, and other provisions customarily included in underwriting agreements relating to secondary public offerings. The closing of the offering pursuant to the November Underwriting Agreement occurred on November 12, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 8	Underwriting Agreement dated November 9, 2004 by and among Pacer International, Inc., UBS Securities LLC, Apollo Investment IV, L.P., Coyote Acquisition LLC and Coyote Acquisition II LLC (incorporated by reference to Exhibit No. 1 of the Issuer’s Report on Form 8-K filed with the SEC on November 10, 2004).

CUSIP Number 69373H

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2004	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: November 12, 2004	APOLLO ADVISORS IV, L.P.

	By:	Apollo Capital Management IV, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: November 12, 2004	APOLLO INVESTMENT FUND IV, L.P.

	By:	Apollo Advisors IV, L.P.
its general partner

	By:	Apollo Capital Management IV, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

CUSIP Number 69373H

Date: November 12, 2004	COYOTE ACQUISITION LLC

	By:	Apollo Management IV, L.P.
as manager

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: November 12, 2004	COYOTE ACQUISITION II LLC

	By:	Apollo Management IV, L.P.
as manager

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President